  Filed by NCO Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  NCO Portfolio Management, Inc.
Commission File No. 000-32403

 The Agreement and Plan of Merger by and among NCO Group, Inc., NCPM Acquisition Corporation and NCO Portfolio Management, Inc. dated as of December 12, 2003 will be filed by NCO Group, Inc. under cover of Form 8-K and is incorporated by reference into this filing.

ON DECEMBER 15, 2003 NCO GROUP, INC. and NCO PORTFOLIO MANAGEMENT, INC. ISSUED THE FOLLOWING PRESS RELEASE:

NEWS RELEASE

For Immediate Release

NCO GROUP AND NCO PORTFOLIO ANNOUNCE MERGER AGREEMENT

HORSHAM, PA, and BALTIMORE, MD, December 15, 2003 – NCO Group, Inc. (“NCO”)(Nasdaq: NCOG), a leading provider of accounts receivable management and collection services, and NCO Portfolio Management, Inc., (“NCPM”)(Nasdaq: NCPM), a leading purchaser and manager of delinquent accounts receivable, announced today that they have entered into an agreement by which NCPM would be merged with a wholly-owned subsidiary of NCO. NCO, which owns approximately 63% of the outstanding stock of NCPM, would acquire all NCPM shares that it does not own in a transaction expected to be tax-free to the stockholders of NCPM.

Under the merger agreement, NCPM’s minority stockholders will receive 0.36187 of a share of NCO common stock for each share of NCPM common stock. NCO will issue approximately 1.8 million shares of NCO common stock to NCPM’s minority stockholders. Under the merger agreement, if the average closing sale price of NCO common stock for the 10 day trading period ending on the second day prior to the closing date of the transaction were to be less than $21.50 per share, NCPM would have the right to terminate the merger agreement unless NCO were to agree to improve the exchange ratio so that the NCPM minority stockholders receive that number of shares of NCO common stock with a value equivalent to the $21.50 price, based on such ten trading day average stock price. NCO will also assume all outstanding NCPM stock options. Additional detail is set forth in the merger agreement between the parties which will be filed with the Securities and Exchange Commission (“SEC”) shortly.

Commenting on the transaction, Michael J. Barrist, Chairman and Chief Executive Officer, stated, “I am pleased that we have reached a definitive agreement to purchase the remaining shares of NCPM. While we will continue to operate NCPM as a separate business unit within NCO Group, we expect that the transaction will allow us to eliminate redundant costs, realize certain operating efficiencies, and refocus the resources associated with operating NCPM as a separate public company into growing the business.”

NCO expects the transaction to be neutral to earnings in 2004 and slightly accretive in 2005 and beyond. The transaction is currently expected to close during the first quarter of 2004 and is subject to customary closing conditions including approval by the shareholders of NCO and approval by the stockholders of NCPM. NCO has the ability to approve the merger based on its share ownership of NCPM.

The proposed merger will be submitted to NCO’s shareholders and NCPM’s stockholders for their consideration. NCO and NCPM will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. SHAREHOLDERS OF NCO AND NCPM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, BEFORE MAKING ANY DECISION REGARDING THE MERGER. Shareholders of NCO and stockholders of NCPM will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about NCO or NCPM, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus can be obtained, without charge, by directing a request to NCO at 507 Prudential Road, Horsham, Pennsylvania 19044, or NCPM at 1804 Washington Blvd., Department 200, Baltimore, Maryland 21230.

NCO and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NCO in connection with the merger. Information about the directors and executive officers of NCO and their ownership of NCO common stock is set forth in the proxy statement for NCO’s 2003 annual meeting of shareholders as filed with the SEC on a Schedule 14A. Additional information about the interests of those participants may be obtained from reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available.

NCPM and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NCPM in connection with the merger. Information about the directors and executive officers of NCPM and their ownership of NCPM common stock is set forth in the information statement for NCPM’s 2003 annual meeting of stockholders as filed with the SEC on a Schedule 14C. Additional information about the interests of those participants may be obtained from reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available.

For further information:

At NCO Group, Inc.
Michael J. Barrist, Chairman and CEO
Steven L. Winokur, EVP, Finance and CFO
Paul E. Weitzel, Jr., EVP, Corporate Development and International Operations
(215) 441-3000
www.ncogroup.com

At NCO Portfolio Management, Inc.
Richard J. Palmer, SVP, Finance and CFO
(443) 263-3181
e-mail: rick.palmer@ncogroup.com

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Certain statements in this press release, including, without limitation, statements as to the merger or the impact of the merger on NCOs, statements as to NCO’s, NCPM’s, or their respective management’s beliefs, expectations or opinions, and all other statements in this press release, other than historical facts, are forward-looking statements, as such term is defined in the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Forward-looking statements are subject to risks and uncertainties, are subject to change at any time and may be affected by various factors that may cause actual results to differ materially from the expected or planned results. In addition to the factors discussed above, certain other factors, including without limitation, risks relating to acquisitions including possible unknown liabilities, the risk that the merger will not be completed, the risk that NCO or NCPM will not be able to implement its business strategy as and when planned, risks related to the final outcome of the environmental liability, risks related to past and possible future terrorists attacks, risks related to the economy, the risk that NCO or NCPM will not be able to improve margins, risks relating to growth and future acquisitions, risks related to fluctuations in quarterly operating results, risks related to the timing of contracts, risks related to international operations, risks relating to any adverse impact of restating NCO’s historical financial statements and other risks detailed from time to time in NCO’s and NCPM’s filings with the Securities and Exchange Commission, including the Annual Report of NCO and NCPM on Form 10-K, as amended, can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements. NCO and NCPM disclaim any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

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